(As filed with the Securities and Exchange Commission on May 5, 2003)

                                                                File No. 70-9659

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS AMC
                        (Post-Effective Amendment No. 4)
                                       on
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              Progress Energy, Inc.
                             Progress Ventures, Inc.
                           Progress Fuels Corporation
                       (f/k/a Electric Fuels Corporation)
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

             (Names of companies filing this statement and addresses
                         of principal executive offices)
              -----------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)
             -------------------------------------------------------

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)
            --------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

     Steven Carr, Esq.                           William T. Baker, Jr., Esq
     Associate General Counsel                   Thelen Reid & Priest LLP
     Progress Energy Service Company, LLC        875 Third Avenue
     410 South Wilmington Street                 New York, New York  10022
     Raleigh, North Carolina  27602

     Post-Effective Amendment No. 3, as filed in this proceeding on May 7, 2002, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          1.1 Background. By order dated November 27, 2000,(1) the Commission authorized Progress Energy, Inc. (formerly CP&L Energy, Inc.) ("Progress Energy"), a North Carolina corporation, to acquire all of the issued and outstanding common stock of Florida Progress Corporation ("Florida Progress"), an exempt holding company, in exchange for a combination of cash, common stock and other securities (the "Share Exchange"). Progress Energy registered as a holding company under the Act on November 30, 2000, the same day that it completed its acquisition of Florida Progress. As a result of the Share Exchange, Progress Energy now owns directly all of the issued and outstanding common stock of Carolina Power & Light Company ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina and North Carolina Natural Gas Corporation ("NCNG"), which distributes gas at retail in parts of eastern and south central North Carolina; and owns indirectly through Florida Progress all of the issued and outstanding common stock of Florida Power Corporation, a Florida corporation, which generates, transmits, purchases and sells electricity in parts of Florida ("Florida Power") (collectively, CP&L, Florida Power and NCNG are referred to as the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide electric service and natural gas or gas transportation service to approximately 2.9 million wholesale and retail customers in parts of three states.(2)

          Progress Ventures, Inc. ("Progress Ventures"), an indirect wholly-owned non-utility subsidiary of Progress Energy, is an intermediate non-utility holding company that holds interests in several "exempt wholesale generators" ("EWGs"), as defined in Section 32 of the Act, and energy-related companies within the meaning of Rule 58 that are engaged in synthetic fuels production.(3) Through Progress Fuels Corporation (f/k/a Electric Fuels Corporation) ("Progress Fuels"), also an indirect wholly-owned non-utility subsidiary of Progress Energy,(4) Progress Energy holds interests in, among other non-utility businesses, natural gas exploration and production and other gas "midstream" operations. At the time of the Share Exchange, Progress Fuels (then named Electric Fuels Corporation) owned all of the outstanding common


-------------------

1    See CP&L Energy, Inc., et al., Holding Co. Act Release No. 27284.

2    Progress Energy also owns a 50% equity interest in Eastern North Carolina
Gas Company ("ENCNG"), a new gas utility company that is constructing a gas distribution system in 14 eastern North Carolina counties. See File
No. 70-10035. In a separate proceeding (File No. 70-10115), Progress Energy is seeking authorization for the sale of NCNG and its 50% stake in ENCNG to Piedmont Natural Gas Company.

3    Progress Ventures is directly owned by PV Holdings, Inc., which is also an intermediate non-utility holding company and a direct subsidiary of Progress Energy.

4    Progress Fuels is a direct wholly-owned subsidiary of Progress Capital
Holdings, Inc. ("PCH"), which is a direct wholly-owned subsidiary of Florida Progress. PCH is a non-utility holding company that holds substantially all of Florida Progress's non-utility subsidiaries and investments.

stock of Mesa Hydrocarbons, Inc. ("Mesa"), which owns natural gas reserves and operates gas producing wells in Colorado.(5) Mesa currently owns approximately 21,500 gross acres with net proved reserves of 95 billion cubic feet (Bcf). In 2002, Mesa's gas operations generated net income of $2.1 million. Mesa produced
6.1 Bcf of gas in 2002.

          By order dated December 12, 2000 in this proceeding (the "December 2000 Order"),(6) the Commission authorized Progress Energy, the Utility Subsidiaries and Progress Energy's direct and indirect nonutility subsidiaries, through the period ending September 30, 2003 (the "Authorization Period"), to engage in a program of external financing and intrasystem financing, to organize and acquire the equity securities of specified types of new subsidiaries, to pay dividends out of capital or unearned surplus, and to engage in other related financial and structural transactions. Among other specific authorizations granted by the December 2000 Order, the Commission authorized Progress Energy, through its nonutility subsidiaries, to invest up to $500 million ("Investment Limitation") in connection with the acquisition or construction of certain types of nonutility energy-related assets in the United States that are incidental to their energy marketing activities, but which do not constitute permitted investments by an "energy-related company" under Rule 58(b)(1) ("Energy-Related Assets"), or in the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of Energy-Related Assets.(7) The December 2000 Order further authorizes Progress Energy to issue common stock in connection with any acquisition of the stock or assets of any other company substantially all of whose physical assets consist of Energy-Related Assets.

          1.2 Subsequent Developments. On April 26, 2002, Progress Fuels completed the acquisition of Westchester Gas Company ("Westchester Gas"), which included approximately 215 natural gas producing wells, 52 miles of intrastate pipeline and 170 miles of gas gathering lines located in Texas and Louisiana. The aggregate purchase price of approximately $153 million consisted of cash consideration of approximately $22 million and the issuance of 2.5 million shares on Progress Energy's common stock valued at approximately $129 million. The acquired assets are located within a 25-mile radius of Jonesville, Texas, on the Texas-Louisiana border. The transaction added approximately 140 Bcf of gas reserves to Progress Fuels' energy portfolio. Westchester Gas produced 5.8 Bcf of gas in 2002.


-------------------

5    Under the November 27, 2000 order approving the Share Exchange, the
Commission determined that Mesa was a retainable non-utility subsidiary under the standards of Section 11(b)(1) of the Act.

6    See Progress Energy, Inc., et al., Holding Co. Act Release No. 27297.  The
December 2000 Order was modified by orders dated September 20, 2001 and March 15, 2002, Holding Co. Act Release Nos. 27440 and 27500, respectively.

7    "Energy-Related Assets" are defined under the December 2000 Order to include natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities. Many of these assets are of the type that a "gas-related company" under Rule 58(b)(2) could acquire and own. However, the exemption under Rule 58(b)(2) is not available to Progress Energy, an electric registered holding company.

          Also, in February 2003, Progress Fuels completed the acquisition of approximately 162 natural gas producing wells with proven reserves of 195 Bcf. These transactions were with Republic Energy, Inc. ("Republic") and two other privately-held companies. The properties acquired from Republic are located north of Fort Worth, Texas, in the Barnett Shale, a geological formation known for its abundance of natural gas reserves. The other properties, representing a smaller portion of the reserves acquired, are located in east Texas, adjacent to the gas reserves owned by Westchester Gas. The total purchase price for the acquired assets was $148 million. These properties added about 11 Bcf of annual gas production to Progress Fuels' portfolio.

          With the recent acquisitions, Progress Fuels has the ability to produce approximately 25 Bcf of gas in 2003. Mesa and Westchester together generated net income of $9.6 million in 2002. The recently completed transaction is also expected to be accretive to Progress Energy's earnings in 2003.

          1.3 Proposed Modification of December 2000 Order. As described above, Progress Energy has utilized about $300 million of the $500 million investment authority in connection with the Westchester Gas and Republic acquisitions. In addition, expenditures of about $30 million were made in 2002 for drilling in the Westchester reserves, and Progress Fuels has budgeted about $50 - 60 million for drilling expenses in 2003. A portion of these ongoing drilling expenses will be self-funded by cash from operations of Progress Fuels' gas production subsidiaries.

          Progress Energy is now requesting a supplemental order of the Commission to increase the Investment Limitation from $500 million to $1 billion. Progress Energy, through Progress Fuels, is actively considering several other investments in Energy-Related Assets similar to the Westchester Gas and Republic assets. Investments in gas exploration and production and other "midstream" gas assets (i.e., gas gathering, processing, pipeline and storage) assets represents an important component of Progress Energy's overall strategy to diversify its portfolio of assets and earnings and to provide a physical fuel hedge for Progress Ventures' merchant generation plants. Progress Ventures currently has approximately 3,100 MW of gas- and oil- fired merchant generation in operation or under construction. At normal capacity factors, these plants could utilize as much as 60 Bcf of gas per year. As indicated, Progress Fuels has the ability to produce about 25 Bcf of gas in 2003, meaning that its current production is about 35 Bcf short of what is needed to hedge the merchant generating plants' requirements.

          Although Progress Ventures has not committed to any additional investments in Energy-Related Assets at this time, its current business plan contemplates additional investments of this type that would, in the aggregate, exceed the remaining amount. Applicants submit that the proposed increase in the Investment Limitation is reasonable and would represent a prudent use of capital for a company the size of Progress Energy. The proposed limitation is within the range of the investment limits that the Commission has previously approved for other registered holding companies.(8)

          All other terms, conditions and limitations contained in the December 2000 Order, as modified by the September 20, 2001 and March 15, 2002 orders, shall remain unchanged.


ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The fees, commissions and expenses paid or incurred or to be incurred in connection with this Post-Effective Amendment are estimated at not more than $5,000.


ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1 General. Sections 9(a) and 10 of the Act are applicable to the proposed transaction.

          3.2 Rule 54 Analysis. The proposed transaction is also subject to Rule 54, which refers to Rule 53. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for the purpose of financing the acquisition of the securities of or other interest in an EWG unless certain conditions are satisfied. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied.

          Progress Energy currently does not comply with the "safe harbor" investment limitation in Rule 53(a)(1). Progress Energy's "aggregate investment" in EWGs is $1.268 billion (as of December 31, 2002), or about 61.1% of Progress Energy's "consolidated retained earnings" for the four quarters ended
December 31, 2002 ($2.075 billion). Progress Energy currently does not hold any interest in a FUCO. However, by order dated July 17, 2002 in File No. 70-10060 (the "July 2002 Order"), the Commission has authorized Progress Energy to increase its "aggregate investment" in EWGs to $4 billion.(9) Therefore, although Progress Energy's "aggregate investment" in EWGs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the July 2002 Order.

          Even if the Commission takes into account the capitalization of and earnings from EWGs in which Progress Energy has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to


-------------------

8    See e.g., Alliant Energy Corporation, et al., Holding Co. Act Release
No. 27448 (Oct. 3, 2001) (authorizing Alliant Energy Corporation to invest up to $800 million in Energy-Related Asset); Entergy Corporation, Holding Co. Act Release No. 27334 (Jan. 5, 2001) (investments up to $1.2 billion); and American Electric Power Company, Inc., et al., Holding Co. Act Release No. 27313
(Dec. 21, 2000) (investments up to $2 billion).

9    Under the July 2002 Order, the Commission reserved jurisdiction over the use of financing proceeds by Progress Energy to acquire any securities of or other interest in any FUCO pending completion of the record.

capitalization, Progress Energy's common equity, as a percentage of consolidated capitalization, is higher than at June 30, 2002, the end of the quarter immediately preceding the issuance of the July 2002 Order.(10)

          As to earnings from EWGs, certificates filed pursuant to Rule 24 in this proceeding show that Progress Energy's EWG investments continue to contribute positively to consolidated earnings.

          Progress Energy is currently in compliance with all other requirements of Rule 53(a):

          Rule 53(a)(2): Progress Energy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

          Rule 53(a)(4): Progress Energy will submit copies of the applicable filings made with the Commission to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

          In addition, Progress Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.


ITEM 4.   REGULATORY APPROVAL.
          -------------------

          No state commission and no federal commission, other than this commission, has jurisdiction over the proposed transaction.


-------------------

10   At December 31, 2002, Progress Energy's consolidated capitalization consisted of 38.2% common equity, .5% preferred stock, 57.3% long-term debt (including current maturities of long-term debt), and 4.0% short-term debt, versus 35.3% common equity, .5% preferred stock, 58.7% long-term debt (including current maturities of long-term debt), and 5.5% short-term debt at June 30, 2002 (the end of the quarter immediately preceding the issuance of the July 2002 Order).

ITEM 5.   PROCEDURE.
          ---------

          The Commission has issued a notice of the proposed transaction, and no hearing has been requested. The applicants request the Commission to issue a supplemental order approving the proposed transaction as soon as practicable. The applicants further request that there not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which the order is to become effective; waive a recommended decision by a hearing officer or any other responsible officer of the Commission; and consent to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------


          A.   EXHIBITS.
               --------

               G-1  Form of Federal Register Notice.  (Previously filed)

               L-1 Copy of PowerPoint Presentation at 2003 Analyst Meeting. (Form SE - Continuing Hardship Exemption)

               L-2 Copy of Wachovia Securities Fixed Income Bulletin dated February 28, 2003. (Form SE - Continuing Hardship Exemption)


          B.   FINANCIAL STATEMENTS.
               --------------------

               FS-1 Progress Energy Consolidated Statement of Income for the
                    year ended December 31, 2002 (incorporated by reference to Annual Report of Progress Energy on Form 10-K for the year ended December 31, 2002) (File No. 1-15929).

               FS-2 Progress Energy Consolidated Balance Sheet as of
                    December 31, 2002 (incorporated by reference to Annual Report of Progress Energy on Form 10-K for the year ended December 31, 2002) (File No. 1-15929).

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                                          PROGRESS ENERGY, INC.


                                          By:  /s/ Frank A. Schiller
                                                   -----------------
                                          Name:  Frank A. Schiller
                                          Title: Assistant Secretary



                                          PROGRESS VENTURES, INC.
                                          PROGRESS FUELS CORPORATION


                                          By:  /s/ Frank A. Schiller
                                                   -----------------
                                          Name:  Frank A. Schiller
                                          Title: Secretary


Date:   May 5, 2003